UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11 – K

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from               to
Commission file number 000-14824 [Plexus Corp.]
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
PLEXUS CORP. 401(k) SAVINGS PLAN
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
PLEXUS CORP.
55 JEWELERS PARK DRIVE
NEENAH, WI 54956

Plexus Corp.
401(k) Savings Plan
Financial Statements and Supplemental Schedule
December 31, 2007 and 2006

Plexus Corp.
401(k) Savings Plan
Index to Financial Statements
Note:	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm
Plan Administrator
Plexus Corp. 401(k) Savings Plan
Neenah, Wisconsin
We have audited the accompanying statements of net assets available for benefits of Plexus Corp. 401(k) Savings Plan as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Plexus Corp. 401(k) Savings Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007, in conformity with accounting principles generally accepted in the United States.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2007, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
Wipfli LLP
June 12, 2008
Green Bay, Wisconsin

Plexus Corp. 401(k) Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2007 and 2006

	2007	2006
Assets
Investments (See Note 3)	$140,973,138	$126,806,047
Participant loans	3,050,345	2,803,755

	144,023,483	129,609,802

Receivables
Employer’s contribution	92,161	82,883
Participants’ contributions	316,543	277,383

Total receivables	408,704	360,266

Total assets	144,432,187	129,970,068

Liabilities
Excess contributions payable to participants	160,072	66,143

Net assets available for benefits	$144,272,115	$129,903,925

The accompanying notes are an integral part of these financial statements.

Plexus Corp. 401(k) Savings Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2007

Additions
Additions to net assets attributed to
Investment income
Net appreciation in fair value of investments	$3,186,906
Interest and dividends	10,412,221

Total investment income	13,599,127

Contributions
Employer’s	2,545,600
Participants’	9,363,799

Total contributions	11,909,399

Total additions	25,508,526

Deductions
Deductions from net assets attributed to
Benefits paid to participants	11,030,870
Administrative expenses	109,466

Total deductions	11,140,336

Net increase	14,368,190

Net assets available for benefits
Beginning of year	129,903,925

End of year	$144,272,115

The accompanying notes are an integral part of these financial statements.

Plexus Corp. 401(k) Savings Plan
Notes to Financial Statements
December 31, 2007 and 2006
1.	Description of Plan

The following description of the Plexus Corp. 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description (SPD) for a more complete description of the Plan’s provisions.

General

The Plan is a contributory defined contribution plan covering substantially all U.S. employees of Plexus Corp. (“Plexus,” the “Company” or the “Employer”) and affiliated employers, as defined. Employees are allowed to participate the first day of the month coinciding with or following their date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Contributions

Employee pre-tax contributions are based on voluntary elections via phone or Internet by the participants, directing the Company to defer a stated amount from the participant’s compensation. Participants may elect to defer up to 50% of their annual compensation. New hires and rehires on and after January 1, 2007 are subject to automatic enrollment provisions under the Plan. Unless the new hire/rehire waives enrollment, employees are enrolled with a 2.5% deferral election. On a per pay period basis, the Company will make a matching contribution on behalf of a participant equal to 100% of the first 2.5% of the participant’s compensation contributed to the Plan. Participants are eligible for the matching contribution the first day of the plan year quarter coinciding with or following the date in which Plan eligibility requirements are met. Contributions are limited by Section 401(k) of the Internal Revenue Code (the “IRC”).

Investment Alternatives

Plan participants may direct their entire account balances in 1% increments to any of the various investment options offered by the Plan. Company contributions are also invested based upon participant allocation elections. Participants may change their investment options on a daily basis.

Participant Accounts and Allocations

Participant recordkeeping is performed by Sun Life Retirement Services, Inc. (“Sun Life”). For all investment programs which are mutual funds, Sun Life maintains participant balances on a share method. Participant investments in the Plexus Unitized Stock Fund and MFS Fixed Fund are accounted for on a unit value method. Units and unit values for these funds as of December 31, 2007 and 2006, were as follows:

	Units		Unit Value
	December 31,		December 31,
	2007	2006	2007	2006
Plexus Unitized Stock Fund	2,387,009	2,427,342	$9.98	$9.12
MFS Fixed Fund	9,760,450	8,164,187	1.00	1.00

Plexus Corp. 401(k) Savings Plan
Notes to Financial Statements
December 31, 2007 and 2006
Each participant’s account is credited with the participant’s contributions and allocations of Company contributions and plan earnings (losses). Allocations of plan earnings (losses) are based on participant account balances in relation to total fund account balances, as defined by the Plan document.

Vesting and Distributions

Participants immediately vest in all contributions made to the Plan. Participant accounts are distributable in the form of a lump sum payment or substantially equal installments of cash or in whole shares of Company securities as elected by the participant upon retirement, termination of employment, death, disability, financial hardship, or attainment of age 59-1/2. Participant account balances less than $1,000 may be automatically distributed in a lump sum. In addition, participant accounts can be rolled over into an individual retirement account (“IRA”) or another qualified defined contribution plan. Participant distributions may not be deferred past April 1 of the calendar year following the year in which the participant attains age 70-1/2. Forfeitures of unclaimed distributions are used to reduce Company matching contributions.

Participant Loans

Participants may borrow from their accounts a minimum of $1,000 up to a maximum amount equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range up to five years. Loan terms can be extended for the purchase of a primary residence. Loans are collateralized by the balance in the participant’s account and bear interest at the prime rate plus 1% at the time of loan origination. Principal and interest is paid ratably through regular payroll deductions.

Plan Reimbursement Account

In order to facilitate additional fee transparency at the Plan level and ensure the reasonability of Plan fees, effective July 1, 2007, Plexus, as Plan sponsor, renegotiated its recordkeeping and administrative service fee arrangement with Sun Life. As part of the revised agreement, Sun Life agreed to reimburse investment fund related revenue received by Sun Life relating to the Plan that is in excess of the agreed upon service fee structure. The reimbursement amounts, if any, are paid to the Plan in a Plan Reimbursement Account. Investment fund related revenue received by Sun Life typically includes Rule 12b-1 fees and service fees paid by the fund or the fund’s affiliates. The Plan Reimbursement Account may be used by the Plan to pay direct and necessary expenses of the Plan. Prior to July 1, 2007, these fees were being charged as Rule 12b-1 fees at the fund level and therefore were not able to be classified as administrative expenses on the financial statements. Subsequent to July 1, 2007, these fees are reflected as appreciation in investments.

2.	Summary of Significant Accounting Policies

Accounting Method

The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates

The preparation of the accompanying financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. The share value of mutual funds and the value of Plexus common stock are based on quoted market prices on the last business day of the Plan fiscal year. The unit value of unitized funds and common trust funds is computed daily based on share

Plexus Corp. 401(k) Savings Plan
Notes to Financial Statements
December 31, 2007 and 2006
price, dividend information, and the value of the fund’s short-term investments. Participant loans are stated at outstanding principal balance, which approximates fair value.

The Plan presents in the Statement of Changes in Net Assets Available for Benefits, the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments. Purchases and sales of investments are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest is recognized when earned.

Risks and Uncertainties

The Plan provides for various investment options in a combination of different investment securities. The Plan’s investments are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

Certain expenses incurred in the administration of the Plan are paid by the Company and are not reflected within these financial statements.

Plexus Corp. 401(k) Savings Plan
Notes to Financial Statements
December 31, 2007 and 2006
3.	Investments

The following presents investments that represent 5% or more of the Plan’s net assets:

	2007	2006
Plexus Common Stock, 2,387,009 and 2,427,342 units, respectively	$23,830,939	$22,137,604
American Europacific Growth Fund, 432,376 and 294,076 shares, respectively	21,994,952	13,692,166
Columbia Large Cap Enhanced Core Fund, 1,494,378 and 0 shares, respectively	21,294,884	—
Columbia Small Cap Growth II Fund, 1,586,280 and 0 shares, respectively	20,272,652	—
American Beacon Large Cap Fund, 580,362 and 0 shares, respectively	12,994,297	—
MFS Fixed Fund, 9,760,450 and 8,164,187 units, respectively	9,760,450	8,164,187
MFS Capital Opportunities Fund, 0 and 605,313 shares, respectively	—	9,364,198
Munder Index 500 Fund, 0 and 426,433 shares, respectively	—	12,575,500
MFS Value Fund, 0 and 334,923 shares, respectively	—	8,965,889
American Capital World Growth and Income Fund, 0 and 169,064 shares, respectively	—	7,088,845
Columbia Acorn Fund, 0 and 401,067 shares, respectively	—	11,638,977
Thornburg Core Growth Fund, 0 and 549,377 shares, respectively	—	9,817,372
During 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $3,186,906, as follows:

Mutual funds	$(291,930)
Common stock	3,478,836

$3,186,906

4.	Amounts Allocated to Withdrawn Participants

Approximately $29,924,000 and $27,806,000 of Plan assets have been allocated to the accounts of persons who are no longer active participants of the Plan as of December 31, 2007 and 2006, respectively, but who have not yet received distributions as of that date.

Plexus Corp. 401(k) Savings Plan
Notes to Financial Statements
December 31, 2007 and 2006
5.	Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated November 8, 2004, that the Plan is designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan’s administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

6.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

7.	Related-Party Transactions

Certain Plan investments represent shares of funds managed by MFS Heritage Trust Company (the trustee of the Plan), employer securities, and participant loans. Transactions involving these investments are considered party-in-interest transactions. These transactions are not, however, considered prohibited transactions under 29 CFR 408(b) of the ERISA regulations.

Plexus Corp. 401(k) Savings Plan
EIN: 39-1344447, PN: 001
Schedule of Assets (Held at End of Year)

December 31, 2007	Schedule H, line 4i

Identity of Issuer,
Borrower, Lessor		Description
or Similar Party		of Investment	Current Value **
*	Plexus Common Stock	Common Stock	$ 23,830,939
	American EuroPacific Growth Fund	Mutual Fund	21,994,952
	Columbia Large Cap Enhanced Core Fund	Mutual Fund	21,294,884
	Columbia Small Cap Growth II Fund	Mutual Fund	20,272,652
	American Beacon Large Cap Value Fund	Mutual Fund	12,994,297
*	MFS Fixed Fund	Common Trust Fund	9,760,450
*	MFS Aggressive Growth Allocation Fund	Mutual Fund	6,420,901
	Calvert Income Fund	Mutual Fund	4,727,095
*	MFS Moderate Allocation Fund	Mutual Fund	3,617,605
*	MFS Conservative Allocation Fund	Mutual Fund	3,408,691
	T. Rowe Price Blue Chip Growth Fund	Mutual Fund	3,097,080
	T. Rowe Price Intl. Growth and Income Fund	Mutual Fund	2,678,293
	Lazard Emerging Markets Fund	Mutual Fund	2,635,505
	Columbia Small Cap Value I Fund	Mutual Fund	1,600,965
*	MFS Growth Allocation Fund	Mutual Fund	1,375,753
	T. Rowe Price Real Estate Fund	Mutual Fund	1,263,076

			$ 140,973,138

*	Participant Loans	Interest rates ranging from 5.0% to 9.25%; maturity dates ranging from 2007 to 2012	$ 3,050,345

*	Party-in-interest

**	Related cost information is not required for participant — directed investments.

SIGNATURES
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PLEXUS CORP. 401(k) SAVINGS PLAN

Date: June 12, 2008
/s/ Angelo M. Ninivaggi
Angelo M. Ninivaggi
Employee Stock Savings Plan Fiduciary Committee Member